Free Writing Prospectus (To the Preliminary Prospectus Supplement dated May 4, 2009)	Filed Pursuant to Rule 433 Registration Statement No. 333-157573

$1 Billion of 9.375% Notes Due 2019

FINAL TERM SHEET

May 4, 2009

Issuer:	International Paper Company
Security:	9.375% Notes due 2019
Principal Amount:	$1 Billion
Trade Date:	May 04, 2009
Settlement Date:	May 11, 2009 (T+5)
Final Maturity:	May 15, 2019
Interest Rate:	9.375% per annum
Public Offering Price:	97.634%
Yield to Maturity:	9.75%
Benchmark Treasury:	2.750% UST due February 15, 2019
Benchmark Treasury Price:	96-17+
Benchmark Treasury Yield:	3.163%
Spread to Benchmark Treasury:	+658.7 bps
Interest Payment Dates:	Semi-annually in arrears on May 15 and November 15, commencing November 15, 2009
Optional Redemption:	Greater of par and make whole at Treasury plus 50 basis points, plus accrued and unpaid interest to the date of redemption
Authorized Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	460146CD3/US460146CD38
Book-Running Managers:	Citigroup Global Markets Inc.
UBS Securities LLC
BNP Paribas Securities Corp.
RBS Securities Inc.
J.P. Morgan Securities Inc.
Banc of America Securities LLC
Co-Managers:	SG Americas Securities, LLC
Morgan Keegan & Company, Inc.
Global Settlement:	Through The Depository Trust Company, including Euroclear or Clearstream, Luxembourg, as participants

Net Proceeds:	We estimate that the net proceeds, after deducting underwriters’ discounts and commissions and before deducting other estimated offering expenses payable by us, from sale of the notes offered hereby will be $969,840,000.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement if you request it by calling any of the Book-Running Managers at the numbers below:

Citigroup Global Markets Inc.	877-858-5407 (toll free)
UBS Securities LLC	877-827-6444, ext. 561-3884 (toll free)
Banc of America Securities LLC	800-294-1322 (toll free)

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BNP Paribas Securities Corp.	800-854-5674 (toll free)
RBS Securities Inc.	866-884-2071 (toll free)
J.P. Morgan Securities Inc.	212-834-4533 (call collect)

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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